September 17, 2012

Via Electronic Submission

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Dana Holding Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 23, 2012

File No. 1-1063

Dear Ms. Blye,

This is a response from Dana Holding Corporation (“Dana”) to your August 23, 2012 letter regarding the file number noted above. For the ease of reference, Dana’s responses follow a copy of your inquiries below.

1.	We note an adobe document on your website for the Off-Highway Systems segment which lists Syria under authorized Spicer Service Centers. We also note that Global Sourcing Guide’s website provides a list of distributors for your company that includes Cemas as a distributor for Syria. Syria is identified by State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services, products, technology or components you have provided to Syria, and any agreements, commercial arrangements, or other contacts you have had with the government of Syria or entities controlled by the government of Syria.

Dana is committed to complying with the U.S. prohibitions on conducting business with Syria. To that end, Dana has implemented a substantial compliance program to ensure that it complies with those prohibitions. The compliance program includes, among other aspects, a prohibition on providing U.S.-origin products, foreign-made products containing more than de minimis U.S.-origin content or U.S. services to Syria or anyone on the U.S. government’s lists of prohibited end-users.

Furthermore, even though U.S. law does not prohibit non-U.S. subsidiaries of U.S. companies from engaging in transactions with Syria that do not involve exports or reexports subject to U.S. jurisdiction, this past April Dana chose to implement a policy prohibiting all of its subsidiaries from engaging in new business with Syria. Therefore, Dana’s non-US subsidiaries currently have no open orders and have been instructed not to accept any new orders from entities in Syria.

There have been no sales or exports from the United States to Syria, and the business a non-U.S. Dana subsidiary has had with Syria has at all times been consistent with U.S. law. The sales from outside the United States were of automotive sealing products that were manufactured outside the United States and were otherwise not subject to U.S. export control restrictions. Dana has also determined that none of the customers at issue is on any U.S. list of prohibited end-users.

With respect to the on-line reference to a service center that could handle requests from Syria, that information is incorrect and has been removed. Dana has not and does not provide services to Syria. Dana does not currently have nor has it ever had a service center in Syria. The service center reference pertained to the possibility in the past of Cemas, the company that is also noted in your letter, providing services for the parts that it might sell. Cemas is an unaffiliated distributor located in Italy. Dana does not believe that Cemas has actually provided any services to Syria relating to Dana products.

A non-U.S. Dana subsidiary sells axle and transmission components that are not subject to U.S. jurisdiction to Cemas and ships them to Cemas in Italy. Cemas sells automotive parts from Italy to many countries throughout Europe, the Middle East and Asia. This Dana subsidiary does not sell to Cemas with the intention of supplying Syria, nor does it know the details of Cemas sales. Even though U.S. law does not prohibit a non-U.S. subsidiary from making sales to Cemas under these circumstances, consistent with Dana’s policy of not doing business with Syria, Dana is clarifying for Cemas that Dana does not authorize it to sell Dana products to Syria or to service any Dana parts that Cemas might have sold to Syria. The online reference to Cemas being a distributor of Dana products for Syria has been removed.

In addition, Dana has not had any agreements, commercial arrangements or other contacts with the government of Syria or entities controlled by the government of Syria.

2.	Please discuss the materiality of your contacts with Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

The value of all sales from the non-U.S. subsidiary to Syria noted above over the last three fiscal years and this fiscal year (prior to implementing the no new business with Syria policy) were €248,532 for 2009, €239,435 for 2010, €333,480 for 2011 and €243,539 for the year to date. These transactions were not material to Dana’s worldwide business or to the non-U.S. subsidiary, and we do not believe they pose any meaningful risk to investors due to their low value. There also is no concern about an impact on investor sentiment given Dana’s history of compliance with U.S. law and its recent adoption of a global prohibition on new business with Syria.

3.	Please tell us whether any products you have sold or distributed in Syria are, or have components or technologies that are, listed on the Department of Commerce’s Commerce Control List, or otherwise are dual use.

As noted, Dana has implemented a substantial compliance program to ensure it complies with U.S. prohibitions on doing business with Syria. The sales noted above from a non-U.S. subsidiary to customers in Syria did not involve items that were subject to U.S. export control restrictions. Had these items been subject to U.S. export control jurisdiction, they would have been EAR99.

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It is worth emphasizing that Dana is committed to complying with its obligations under U.S. law and U.S. economic sanctions programs in particular. Dana has invested substantial resources in compliance programs to ensure such compliance. Dana’s commitment in this regard embodies the values the United States promotes with respect to avoiding business in sanctioned countries.

I acknowledge, as requested, that:

•	Dana is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

•	Staff comments to this letter or changes to disclosure in response to those staff comments do not foreclose the Commission from taking any action with respect to that filing; and

•	Dana may not assert staff comments to this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Marc S. Levin

Marc S. Levin

Senior Vice President, General Counsel and Secretary